UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RLJ Entertainment, Inc.

File No. 5-87011 - CF#29867

_____

Robert L. Johnson, The RLJ Companies, LLC, and RLJ SPAC Acquisition, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit 99.3 to a Schedule 13D/A filed on June 20, 2013 and amended on August 1, 2013, relating to their beneficial ownership of shares of RLJ Entertainment, Inc.

Based on representations by Robert L. Johnson, The RLJ Companies, LLC, and RLJ SPAC Acquisition, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.3 through June 19, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary